

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2015

Via E-mail
Jeffrey T. Hanson
Chief Executive Officer
Griffin-American Healthcare REIT IV, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, California 92612

> Re: **Griffin-American Healthcare REIT IV, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted February 10, 2015**
> **CIK No. 0001632970**

Dear Mr. Hanson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your analysis beginning on page 20, on page 37 in the risk factors section and again beginning on page 94, regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Trading & Markets in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading & Markets**.**

6.   Please confirm that you will submit to us any sales literature that is to be used in connection with this offering prior to use, including sales literature intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Prospectus Summary

Distribution Policy, page 18

7.   We note that you plan to pay distributions on a monthly basis. Please revise to explain when you expect to initiate such distributions.

Estimated Use of Proceeds, page 57

8.   We note your discussion in footnote 4 to the tabular disclosure regarding the variance in the acquisition fee. As such, please include the maximum fee in the use of proceeds table or explain the basis for the estimated figure in reliance on the 2% figure. We may have further comment.

Compensation of Directors and Officers

Executive Compensation, page 65

9.   We note that you do not intend to pay any compensation "directly" to your executive officers or other key officer; however, we note your earlier discussion of reimbursement for services relating to "the investment and management of [y]our assets." In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the base management fee, relevant construction/property management fees and the reimbursement provision.

Investment Objectives, Strategy and Criteria, page 77

Real Estate Investments, page 78

10.   We note your discussion in the risk factors section regarding plans to acquire properties outside of the United States. Please supplement your disclosure to more fully describe the geographical areas in which you plan to operate.

Ownership Interests, page 75

11.   We note your disclosure in this section and elsewhere in the prospectus regarding your outstanding shares of common stock. It appears that the outstanding common stock was purchased at less than the offering price of the common stock in the registration statement. In light of this disclosure, please advise us why Item 506 of Regulation S-K dilution disclosure is not required. We may have further comment.

Conflicts of Interest

Interests in Other Real Estate Programs, page 106

12.   Please revise your disclosure to clarify, if true, that the programs and entities described in this section directly compete with you.

Prior Performance Summary

Program Co-Sponsored by American Healthcare Investors and Griffin Capital, page 110

General

13.   Please revise your disclosure to indicate the total number of investors in each of the referenced programs or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Property Acquisitions, page 127

14.   We note that you record the above or below market component of acquired in-place leases when the difference between the lease payment and estimate of market rents is greater than 10%, and in the case of renewals, only assume renewals for below market rents when the rent option is greater than 5% below market rent. Please tell us the accounting literature relied upon in determining the thresholds for recording above and below market rents, as well as assuming option renewals. Further, please tell us what analysis was performed supporting your representation that leases less than 5% below market at acquisition would not renew.

Liquidity and Capital Resources, page 129

15.   You indicate that a primary source of funds will be borrowings. To the extent any relevant terms are known prior to effectiveness although not finalized, please provide such material terms including amounts available, related interest rates, maturity dates, restrictions on future business activities, and any other material terms.

Prior Performance Tables – Griffin Capital Corporation

Table I – Experience in Raising and Investing Funds, page A-8

16.   Please tell us why you have excluded the information related to the follow-on offering which commenced in April 2013 for Griffin Capital Essential Asset REIT, Inc. We note the inclusion of such amounts within Table II.

Part II. Information Not Required in Prospectus

Item 36. Financial Statements and Exhibits, page II-3

17.   Please submit all exhibits as promptly as possible. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

       You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

                             Sincerely,

                             /s/ Tom Kluck

                             Tom Kluck
                             Legal Branch Chief

cc: Seth K. Weiner
        Morris, Manning & Martin, LLP